United States securities and exchange commission logo





                                July 22, 2021

       Igor Volshteyn
       President
       Spartacus Acquisition Shelf Corp.
       6470 E Johns Crossing, Suite 490
       Duluth, GA 30097

                                                        Re: Spartacus
Acquisition Shelf Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed June 25, 2021
                                                            File No. 333-257441

       Dear Mr. Volshteyn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed June 25, 2021

       What is being voted on at the special meeting?, page 4

   1. Please expand your disclosure with respect to the PIPE Financing. Please highlight material differences in
the terms and price of securities issued at the time of the IPO as compared to private
placements contemplated at the time of the business combination.
                                                        Disclose if the SPAC
s sponsors, directors, officers or their affiliates will participate in the private placement.
Please discuss the PIPE Financing on the cover page.
       Q: What equity stake will current Spartacus stockholders and Seller hold in Shelf after the closing?, page 6

   2.                                                   Please disclose the
sponsor and its affiliates    total potential ownership interest in the
                                                        combined company,
assuming exercise and conversion of all securities.
 Igor Volshteyn
Spartacus Acquisition Shelf Corp.
July 22, 2021
Page 2
Q: What interests do Spartacus' current executive officers and directors have in the Business
Combination?, page 9

3. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
4. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
5. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
6.       Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company on page 10. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
Redemption Rights, page 19

7. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
8. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
9. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
10. It appears that underwriting fees remain constant and are not adjusted based on
FirstName LastNameIgor Volshteyn
       redemptions. Revise your disclosure to disclose the effective underwriting fee on a
Comapany     NameSpartacus
       percentage             Acquisition
                    basis for shares       Shelf
                                     at each     Corp. level presented in your
sensitivity analysis
                                             redemption
July 22,related to dilution.
          2021 Page   2
FirstName LastName
 Igor Volshteyn
FirstName  LastNameIgor  Volshteyn
Spartacus Acquisition Shelf Corp.
Comapany
July       NameSpartacus Acquisition Shelf Corp.
     22, 2021
July 22,
Page  3 2021 Page 3
FirstName LastName
Risks Relating to Spartacus and Business Combination, page 51

11. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 65

12. We note from your disclosure on page 212 and other sections of the filing that in connection with the Business Combination, AT&T has elected to exchange three AT&T
         Holdings Warrants for one warrant to purchase an aggregate of 4,147,828 shares of
         Shelf   s common stock at an exercise price of $0.01 per share. Please revise to clarify how
         you have reflected this aspect of the transaction in your unaudited pro forma financial statements.
Certain Projected Financial Information, page 77

13. We note that here and on page 114 you present financial projections through the year ended 2028. Please expand your disclosures to further describe the key assumptions driving the significant growth in your revenues for the years ended 2022 through 2028 and to explain why you believe the assumptions are reasonable. Also, disclose any factors or contingencies that might prevent such growth from ultimately materializing.
Background of the Business Combination, page 99

14. We note your disclosure on page 100 that Mr. Subin was involved in a predecessor
         company until 2011 and having received periodic updates on NextNav   s
progress since
         that time. Please provide more information as to his involvement and the reason and method for receipt of the periodic updates.
15. Please revise your disclosure beginning on page 102 to discuss the specific terms that were included in the negotiations.
Material U.S. Federal Income Tax Consequences, page 147

16. We note that counsel will file a tax opinion as exhibit 8.1 to the proxy statement/prospectus. If counsel intends to file a short-form opinion, please revise the disclosure in the proxy statement/prospectus to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel and name counsel.
         Please revise the disclosure to clearly identify and articulate the opinion being rendered.
         For example, please revise the statement that the company intends that the merger will be treated as a reorganization within the meaning of Section 368(a)
(2)(E) and that the PIPE
         Financing will qualify as a transaction described in Section 351(a) of the Code. Refer to
         Section III.C. of Staff Legal Bulletin No. 19. If counsel cannot provide a "will" opinion, such as with respect to the tax consequences of redemptions, it should describe the degree
 Igor Volshteyn
Spartacus Acquisition Shelf Corp.
July 22, 2021
Page 4
         of uncertainty and the risks to investors. Add any appropriate risk factors.
NextNav Holdings LLC
Notes to Consolidated Financial Statements
Revenue, page F-65

17. We note your disclosure on page 37 that NextNav generally sells intermediate goods that must be licensed and integrated into third-party platforms for sales to end users, "but
         NextNav is typically only paid when end users access NextNav   s
services." Please
         reconcile that statement with the revenue recognition policies you have disclosed in this note. Revise the filing to clarify this confusing disclosure, or advise us.
General

18. We note that the board engaged Scura Partners to provide a fairness opinion. We note also your disclosure on page 42 of the IPO prospectus that unless you complete your initial business combination with an affiliated entity or your board cannot independently determine the fair market value of the target business or businesses, you are not required to obtain an opinion from an independent investment banking firm. Noting further your disclosure that the controlling shareholder of the managing members of the sponsor holds shares in Holdings, please explain why the board obtained a fairness opinion.
19. If Exhibit 4.3 will continue to cover the warrants issued in the transaction, please expand to discuss Section 9.3 of that document, including any risks to investors and any uncertainty regarding enforceability.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



FirstName LastNameIgor Volshteyn                               Sincerely,
Comapany NameSpartacus Acquisition Shelf Corp.
                                                               Division of
Corporation Finance
July 22, 2021 Page 4                                           Office of
Manufacturing
FirstName LastName